SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Press Release of June 3, 2011 —Coca-Cola Hellenic Bottling Company S.A announces the approval of the increase and decrease of its share capital and the procedure for the return of capital to its shareholders.

Press Release of June 3, 2011 — Coca-Cola Hellenic Bottling Company S.A clarifies unfounded media reports.

Press Release of June 14, 2011 — Coca-Cola Hellenic Bottling Company S.A announces information pursuant to article 4 para 2 f of law 3401/2005 regarding the admission for listing of shares of the company pursuant to stock option plans for the company’s employees and for the employees of its affiliated companies.

Press Release of June 24, 2011 — Coca-Cola Hellenic Bottling Company S.A. announces trading date of new ordinary shares resulting from the exercise of stock options.

Coca-Cola Hellenic Bottling Company S.A.

announces the approval of the increase and decrease of its share capital and the procedure for the return of capital to its shareholders

Athens, Greece — 3 June 2011 — As previously announced, on 6 May 2011, the Annual General Meeting of the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) resolved to reorganize its share capital.  Coca-Cola Hellenic’s share capital will initially be increased by an amount equal to Euro 549,736,428.  This increase will be effectuated by capitalizing reserves and increasing the nominal value of each share by Euro 1.50, i.e. from Euro 0.50 to Euro 2.00 per share. Coca-Cola Hellenic’s share capital will subsequently be decreased by an amount equal to Euro 183,245,476 by decreasing the nominal value of each share by Euro 0.50, i.e. from Euro 2.00 to Euro 1.50 per share, and distributing such Euro 0.50 per share difference to shareholders in cash.

Following the reorganization described above, Coca-Cola Hellenic’s share capital will equal Euro 549,736,428, divided into 366,490,952 ordinary registered shares having a nominal value of Euro 1.50 each.

The Ministry of Finance, Competitiveness and Shipping, by virtue of its decision No.K2-4717/30 May 2011, has approved an amendment of Coca-Cola Hellenic’s Articles of Association to reflect the reorganization described above. In its meeting dated 2 June 2011, the Board of Directors of the Athens Exchange was also informed of such reorganization.

As of 10 June 2011 (ex rights date), the shares of Coca-Cola Hellenic will be traded on the Athens Exchange with a nominal value of Euro 1.50 per share and without the right to receive the amount of the capital return. The opening price of Coca-Cola Hellenic’s shares traded on the Athens Exchange will also be adjusted pursuant to the Athens Exchange Regulation and Decision No. 26 of the Board of Directors of Athens Exchange, as currently in force.

Coca-Cola Hellenic shareholders who are registered with the registry of the Central Depository System on 15 June 2011 (record date) will receive payments of the capital return described above. Such payments will commence on 21 June 2011 and will be effected through the National Bank of Greece as follows:

1.               If a custodian, broker or other operator in the Central Depositary System has been appointed by a shareholder to collect payments on its behalf, then the capital return payment shall be rendered to such custodian, broker or operator, as applicable.

2.               If the National Bank of Greece acts as operator in the Central Depositary System for a shareholder and the shareholder has not revoked the authority of the National Bank of Greece to collect payments on its behalf, then the capital return payment shall be rendered to the account of the shareholder with the National Bank of Greece.

3.               If the registered custodian, broker or operator does not have authorization to collect payments on the applicable shareholder’s behalf (or in the cases where the National Bank of Greece acts as operator in the Central Depositary System for a shareholder but such shareholder has revoked the authority of the National Bank of Greece to collect payments on its behalf), or the applicable shares are kept in a special account of Hellenic Exchanges S.A. or in a no-show shareholders registry, then the capital return payment shall be rendered directly through the branch network of the National Bank of Greece.

Shareholders wishing to collect their capital return payment through the branch network of the National Bank of Greece must present an identification card and a print-out of the data of the relevant Code Number from the Shareholders’ Registry in the Central Depository System. A third party may only collect the capital return payment of a shareholder if such third party presents an authorization-proxy, which should include the full details of the shareholder, as well as the details of the person authorized (name, surname, father’s name, Identity Card number and Tax Registration number), accompanied by a certification of the shareholder’s signature by a police department or any other competent Authority. Upon expiration of the twenty four-month period starting from the date of commencement of payment, i.e. from 21 June 2013, Capital Return payments may only be collected from the corporate headquarters of Coca-Cola Hellenic (9 Fragoklissias Street, Maroussi).

For any further information, shareholders may contact the Investor Relations Department of Coca-Cola Hellenic at Tel. +30 210 6183 208, +30 210 6183 106.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

clarifies unfounded media reports

Athens — 03 June 2011 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Group”, the “Company”), at the request of the Hellenic Capital Markets Commission, announces that recent media speculation regarding its potential relocation is unfounded.

Coca-Cola Hellenic has been bottling and selling its products in the Greek market since 1969, making a significant contribution to the development of the Greek economy. The Group, which is today one of the largest Coca-Cola bottlers globally, maintains its headquarters in Greece from where a multi-national senior management team directs its operations in 28 countries. Its shares have their primary listing on the Athens Stock Exchange with secondary listings on the New York Stock Exchange and the London Stock Exchange.

The recent announcement concerning the establishment of a shared services center in Bulgaria to consolidate back-office functions in the areas of Human Resources and Finance (e.g. personnel administration) relates not only to Greece but to the majority of its 28 countries. It is aimed at achieving process standardization and operational efficiencies in these areas in line with similar initiatives undertaken by many other multinational groups.

Mr. Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic noted: “Greece is an important market for the Group. Despite the current difficult operating environment, our key aim in Greece is to constantly improve our competitiveness and efficiency in order to continue to offer high quality products to our local consumers”.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005 REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Maroussi, Greece — 14 June 2011 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in May 2011 of stock options by employees (and former employees) of the Company and its affiliated companies pursuant to stock option plans approved by General Meetings of the Company. The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1.             The offering was made to 68 employees of the Group (46 of which are former employees or employees of the Company’s foreign affiliates). Out of those employees, 2 persons (both of them former employees of the Company) exercised stock options by written notice to the Company’s Board of Directors. The offering was made with respect to an aggregate of 4,651,190 new ordinary shares of the Company, of a nominal value of EUR 1.50 each, out of which 21,994 options were actually exercised and an equal number of shares were issued.

2.             The total number of stock options that have been granted by the Board of Directors to this date, as authorised by the General Meeting of shareholders, amounts to 18,936,711. Out of these options, 8,453,023 are currently in force (i.e. they have neither been exercised nor forfeited), of which 4,629,196 options have already vested and the others will vest in stages until 15 March 2021.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	12.08		8.05		6.55		0	0.00
2.	22.11.2001	13.12.2001	14.53		9.69		8.19		0	0.00
3.	06.06.2003	23.06.2003	12.95		8.63		7.13		0	0.00
4.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		0	0.00
5.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		0	0.00
6.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		0	0.00
7.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		0	0.00
8.	17.06.2005	23.06.2006	23.02	**	15.35		13.85		0	0.00
9.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		0	0.00
10.	17.06.2005	13.12.2007	—		28.75	**	27.25		0	0.00
11.	17.06.2005	20.06.2008	—		24.54	**	23.04		0	0.00
12.	17.06.2005	11.12.2008	—		11.36	**	9.86		16,662	164,287.32
13.	18.06.2009	10.12.2009	—		—		16.54	***	5,332	88,191.28
14.	18.06.2009	18.3.2010	—		—		20.00	***	0	0.00
15.	18.06.2009	09.12.2010	—		—		20.15	***	0	0.00
16.	18.06.2009	16.03.2011	—		—		19.37	***	0	0.00
Total:									21,994	252,478.60

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General Meeting dated 16.10.2009 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

4.             The payment of the share capital increase of the Company was completed on 29 May 2011 and was certified by virtue of a decision of the Company’s Board of Directors dated 30 May 2011. The Ministry of Regional Development and Competitiveness proceeded, to the registration of the share capital increase and the certification of its payment with the Companies Registry (Decision number K2-5372/9.6.2011).

5.             The share capital of the Company was increased by EUR 32,991 whereas the share premium account was increased by 219,487.60. As a result, the share capital of the Company amounts to EUR 549,769,419 and is divided into 366,512,946 ordinary shares of a nominal value of EUR 1.50 each.

6.             The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Stock Exchange.

The person responsible for the accuracy of the information related to the Stock Option Plan is Mr. Vassilis Fragoulis, Group Compensation and Benefits Manager, tel.: +30 210 61 83 312. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Fragoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com), as well as on the website of the Athens Exchange www.ase.gr.

INQUIRIES:

Company contacts: Coca-Cola Hellenic Oya Gur Director Investor Relations FOR ELEMENTS OF THE STOCK OPTION PLAN Vassilis Fragoulis Group Compensation and Benefits Manager	Tel: +30 210 61 83 255 email : oya.gur@cchellenic.com Tel: +30 210 61 83 312 email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting from the exercise of stock options

Maroussi, Greece - 24 June 2011 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that on 28 June 2011, a total of 21,994 new ordinary registered shares will commence trading on the Athens Exchange. The new shares were issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to €32,991 following the exercise of stock options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to € 549,769,419 divided into 366,512,946 ordinary registered shares with a nominal value of € 1.50 each.

The new 21,994 shares were issued to 2 option holders as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	12.08		8.05		6.55		0	0.00
2.	22.11.2001	13.12.2001	14.53		9.69		8.19		0	0.00
3.	06.06.2003	23.06.2003	12.95		8.63		7.13		0	0.00
4.	06.06.2003	15.12.2003	16.76	**	11.17		9.67		0	0.00
5.	06.06.2003	03.12.2004	18.63	**	12.42		10.92		0	0.00
6.	17.06.2005	02.12.2005	23.30	**	15.53		14.03		0	0.00
7.	17.06.2005	21.03.2006	24.85	**	16.57		15.07		0	0.00
8.	17.06.2005	23.06.2006	23.02	**	15.35		13.85		0	0.00
9.	17.06.2005	13.12.2006	28.06	**	18.71		17.21		0	0.00
10.	17.06.2005	13.12.2007	—		28.75	**	27.25		0	0.00
11.	17.06.2005	20.06.2008	—		24.54	**	23.04		0	0.00
12.	17.06.2005	11.12.2008	—		11.36	**	9.86		16,662	164,287.32
13.	18.06.2009	10.12.2009	—		—		16.54	***	5,332	88,191.28
14.	18.06.2009	18.3.2010	—		—		20.00	***	0	0.00
15.	18.06.2009	09.12.2010	—		—		20.15	***	0	0.00
16.	18.06.2009	16.03.2011	—		—		19.37	***	0	0.00
Total:									21,994	252,478.60

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General meeting dated  16.10.2009 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on 30 May 2011, in accordance with the resolutions of the General Meetings listed above. The Ministry of Regional Development and Competitiveness approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcement no. K2-5372/9.6.2011

The Board of Directors of the Athens Exchange approved on 23 June 2011 the commencement of trading of the 21,994 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on 28 June 2011. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange and Decision no.26 of the Board of Directors of the Athens Exchange.

Information pursuant to article 4 para. 2f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com ,as well as on the website of Athens Exchange www.ase.gr

INQUIRIES:

Company contacts: Coca-Cola Hellenic Oya Gur Director Investor Relation FOR ELEMENTS OF THE STOCK OPTION PLAN Vassilis Fragoulis Group Compensation and Benefits Manager	Tel: +30 210 61 83 255 email : oya.gur@cchellenic.com Tel: +30 210 61 83 312 email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date:  June 30, 2011